EXHIBIT 4.1

PROMISSORY NOTE

$25,000	March 9, 2017

FOR VALUE RECEIVED, the undersigned RenovaCare, Inc., a Nevada corporation having its principal place of business at 430 Park Avenue, Suite 702, New York, NY 10022 (“Borrower”), hereby promises to pay to the order of [****] (“Payee”), in lawful money of the United States of America, the principal sum of TWENTY FIVE DOLLARS ($25,000), together with interest thereon, payable as set forth below.

This Note is being issued pursuant to the terms of the Loan Agreement dated as of even date hereof between Borrower and Payee (the “Loan Agreement”). Capitalized but undefined terms used in this Note shall have the meaning set forth in the Loan Agreement.

The entire balance, interest and principal, will be payable in on February 23, 2018 (the “Maturity Date”).

Interest on this Note shall compound quarterly and shall accrue at the annual rate of seven percent (7%) as computed on the basis of a 365-day year. Interest will begin to accrue as of the date hereof and is payable on the Maturity Date, accelerated or otherwise, when the principal and remaining accrued but unpaid interest shall be due and payable. Following the occurrence and during the continuance of an Event of Default, which, if susceptible to cure is not cured within the cure periods (if any) set forth in Section 6.01 of the Loan Agreement, otherwise then from the first date of such occurrence until cured, the annual interest rate on this Note shall be the lesser of (1) eighteen percent (18%) or (2) the maximum rate allowable by law, and be due on demand.

Beginning on the one month anniversary of the Closing Date, Payee shall have the right, but not the obligation, so long as any part of the principal of this Note (or any accrued and unpaid interest hereon) remains outstanding to convert any part of this (or any accrued and unpaid interest hereon) Note into shares of the Borrower’s common stock at a price equal to the lesser of: (i) $3.45, the closing price of the Borrower’s common stock as quoted on the OTC Markets Group Inc. QB tier (the “OTCQB”) on February 22, 2017; or (ii) a twenty percent (20%) discount to the average closing price of the Borrower’s common stock as quoted on the OTCQB (or on such other exchange as the Borrower’s common stock may then be listed for trading) for the five (5) days prior to the date on which Payee provides the Borrower with a notice to convert the Note pursuant to the Loan Agreement, subject to a floor price of $2.76.

This Note may not be prepaid without the consent of Payee; such consent may be withheld in Payee’s sole and absolute discretion.

If any payment of principal or interest on this Note shall become due on a day which is a Saturday, Sunday or holiday, such payment shall be made on the next succeeding business day.

Borrower hereby waives presentment for payment, demand, notice of nonpayment or dishonor, protest and notice of protest.

No delay or omission on the part of Payee or any holder hereof in exercising its rights under this Note, or course of conduct relating thereto, shall operate as a waiver of such rights or any other right of Payee or any holder hereof, nor shall any waiver by Payee or any holder hereof of any such right or rights on any one occasion be deemed a bar to, or waiver of, the same right or rights on any future occasion.

Borrower shall pay Payee on demand any reasonable out-of-pocket expenses (including reasonable legal fees) arising out of or in connection with any action or proceeding (including any action or proceeding arising in or related to any insolvency, bankruptcy or reorganization involving or affecting Borrower) taken to protect, enforce, collect, determine or assert any right or remedy under this Note.

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This Note shall bind Borrower and the heirs and assigns of Borrower, and the benefits hereof shall inure to the benefit of Payee and the heirs and assigns of Payee. All references herein to “Borrower” shall be deemed to apply to Borrower and its heirs and assigns, and all references herein to “Payee” shall be deemed to apply to Payee and its heirs and assigns.

In the event one person or a group of related persons acquires more than 50% of the voting stock of Borrower (other than the current principal shareholders or Borrower’s current senior management or trusts created for the benefit of the families of either the principal shareholders or the current senior management), a Change of Control will have been deemed to have occurred. In the event of a Change of Control, the Payee shall have the right, but not the obligation, to require Borrower to repurchase all or any part of Borrower’s Loan at a price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest remaining.

This Note shall be governed by and construed in accordance with the laws of the State of New York, including, but not limited to, New York statutes of limitations. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the civil or state courts of New York or in the federal courts located in the State and county of New York. Both parties and the individual signing this Agreement on behalf of the Borrower agree to submit to the jurisdiction of such courts. The prevailing party shall be entitled to recover from the other party its reasonable attorney’s fees and costs. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or unenforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Payee from bringing suit or taking other legal action against the Borrower in any other jurisdiction to collect on the Borrower’s obligations to Payee, or to enforce a judgment or other decision in favor of the Payee.

IN WITNESS WHEREOF, Borrower, intending to be legally bound, has executed this Note as of the date and year first above written with the intention that this Note shall constitute a sealed instrument.

RenovaCare, Inc.

By:	/s/ Thomas Bold
Name:	Thomas Bold
Title:	President and Chief Executive Officer

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